Mail Stop 4561

August 16, 2006

Dr. Clemens Börsig
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Federal Republic of Germany

      RE: Deutsche Bank Aktiengesellschaft
               Form 20-F for Fiscal Year Ended December 31, 2005
               File No. 1-15242

Dear Dr. Börsig,

      We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fair Value Estimates, page 46

1. Please revise to disclose the types of financial and non-financial positions, other than marketable securities and derivatives, which you carry at fair value. For each type of position, please tell us the specific accounting guidance which supports your fair value accounting policy.

2. Please revise to disclose if the designated investment companies that hold investments that are carried at fair value are separate legal entities and are within

the scope of the AICPA Audit and Accounting Guide for Audits of Investment Companies.

3. We note that where fair value is not based upon observable market prices or inputs you defer any trade date profit or loss. Please revise to disclose the gross amount of trade date profit and loss deferred as of each balance sheet date presented and describe your policy for recognizing the deferred amount into income.

Other Noninterest Revenues, page 57

4. We note you recorded provisions for the beneficial interest of the investors in AWM's guaranteed value mutual funds business in 2004. Please revise to disclose the nature of and the facts and circumstances related to the provisions recorded.

Comparison Between 2004 and 2003, page 72

5. Please revise to significantly expand your management's discussion and analysis related to 2003 or the equivalent year in future filings.

Off-balance Sheet Arrangements with Unconsolidated Entities, page 78

6. Please revise to disclose your accounting policy for your guarantee of the value of mutual funds. Please tell us the accounting guidance which supports your policy and how you considered the embedded derivative accounting guidance of SFAS 133.

Legal Proceedings, page 104

7. For each material item noted in this section, please revise to disclose the amount accrued, if any, and for each loss contingency that is at least reasonably possible, please revise to disclose an estimate of the possible range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Additional information is available in Section II.I of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated December 1, 2005 available on the SEC's web-site.

Consolidated Statement of Cash Flows, page F-8

8. Please tell us where the proceeds from new securitizations for all periods presented disclosed in Note 9 on page F-28 were presented in the statement of cash flows.

Note 1 Significant Accounting Policies

Valuation of Assets and Liabilities, page F-10

9. Please revise to disclose the accounting guidance on which you rely to revalue your equity method investments each period end recognizing the change in the carrying amount as revenue.

Multiple-deliverable Arrangements, page F-10

10. Please revise to disclose the types of multiple-deliverable arrangements in which you participate.

Derivatives, page F-12

11. We note that for any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues. Please provide the following information:

a) tell us the accounting guidance on which you rely to recognize the gain or loss upon termination of a cash flow hedge as revenue;

b) tell us how you considered whether you are required to recognize the difference between the derivative's carry amount and the cash paid or received for cash flow hedges in other comprehensive income; and

c) quantify for the periods presented, the amount of gain or loss recognized as other revenue related to the termination of cash flow hedges.

Loans Held for Sale, page F-15

12. Please revise to explain how you determine which loans you initially account for as held for sale in accordance with SOP 01-6. Additional information is available in Section II.P.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated December 1, 2005 available on the SEC's web-site.

Note 13 Assets Held for Sale, page F-35

13. Please tell us the accounting guidance on which you rely to report the assets held for sale identified in Note 13 as well as the divested businesses identified on page F-59 in continuing operations. Specifically tell us how you considered paragraphs 41-43 of SFAS 144.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant